UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMBER ROAD, INC.

(Name of Subject Company)

AMBER ROAD, INC.

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Jim Preuninger

Chief Executive Officer

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Victor H. Boyajian

Ilan Katz

Ira Kotel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 768-6700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 13, 2019, Amber Road, Inc. (“Amber Road”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), by and among Amber Road, Eagle Parent Holdings, LLC, a Delaware limited liability company, (“Parent”), Chicago Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) and E2open, LLC, solely for the purposes of Section 9.17 therein. Pursuant to the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Amber Road common stock for $13.05 per share in cash, without interest. If successful, the Offer will be followed by a merger of Purchaser with and into Amber Road, with Amber Road surviving as a wholly owned subsidiary of Parent (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Press Release of Amber Road, Inc., dated May 13, 2019 (Exhibit 99.1);

(ii)	Transaction Frequently Asked Questions, first used on May 13, 2019 (Exhibit 99.2);

(iii)	Letter sent to employees of Amber Road, first used on May 13, 2019 (Exhibit 99.3);

(iv)	Letter sent to customers of Amber Road, first used on May 13, 2019 (Exhibit 99.4);

(v)	Employee Frequently Asked Questions, first used on May 13, 2019 (Exhibit 99.5); and

(vi)	Customer Frequently Asked Questions, first used on May 13, 2019 (Exhibit 99.6).

The information set forth in Item 1.01 of the Current Report on Form 8-K filed by Amber Road on May 13, 2019 (including all exhibits attached thereto) is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Offer for the outstanding shares of Amber Road referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Amber Road, nor is it a substitute for the Offer materials that Parent and Purchaser will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent and Purchaser will file Offer materials on Schedule TO, and Amber Road will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF AMBER ROAD ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF AMBER ROAD SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Amber Road at no expense to them. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of Amber Road’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Amber Road’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for Amber Road will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement , including in circumstances that would require Amber Road to pay a termination fee or other expenses; (vii) the effect of the pendency of the proposed transaction on Amber Road’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from Amber Road’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in Amber Road’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the quarterly period ended March 31, 2019, as well as the Tender Offer Statement on Schedule TO and other tender offer documents that will be filed by Purchaser and Parent. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Amber Road expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated May 13, 2019

99.2	Transaction Frequently Asked Questions, first used on May 13, 2019

99.3	Letter to employees of Amber Road, first used on May 13, 2019

99.4	Letter to customers of Amber Road, first used on May 13, 2019

99.5	Employee Frequently Asked Questions, first used on May 13, 2019

99.6	Customer Frequently Asked Questions, first used on May 13, 2019